Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Oriental Culture Development LTD.	British Virgin Islands
HK Oriental Culture Investment Development Limited	Hong Kong
China International Assets and Equity of Artworks Exchange Limited	Hong Kong
Nanjing Rongke Business Consulting Service Co., Ltd.	PRC
Nanjing Yanqing Information Technology Co., Ltd.	PRC
Nanjing Yanyu Information Technology Co., Ltd.	PRC
Kashi Longrui Business Management Services Co., Ltd.	PRC
Kashi Dongfang Cangpin Culture Development Co., Ltd.	PRC
Zhongcang Warehouse Co., Ltd. (1)	PRC
Beijing Jiu Yu Ling Jing Technology Co., Ltd. (2)	PRC
Hainan Yanqing Information Technology Co., Ltd.	PRC

(1)	Kashi Longrui Business Management Services Co., Ltd. owns 18% of Zhongcang Warehouse Co., Ltd.

(2)	Nanjing Yanqing Information Technology Co., Ltd. owns 10.15% equity interest of Beijing Jiu Yu Ling Jing Technology Co., Ltd.